SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-28104

      (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                [ ] Form 10-D [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended: June 30, 2009

      [ ]     Transition Report on Form 10-K
      [ ]     Transition Report on Form 20-F
      [ ]     Transition Report on Form 11-K
      [ ]     Transition Report on Form 10-Q
      [ ]     Transition Report on Form N-SAR
      For the Transition Period Ended: _________________

      Read Instruction (on back page) Before Preparing Form. Please Print or
Type

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:
___________________________________________________

                                     PART I
                             REGISTRANT INFORMATION


JAKKS Pacific, Inc.
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Full name of registrant


-----------------------
Former name if applicable:

22619 Pacific Coast Highway
---------------------------
Address of principal executive office (Street and Number)

Malibu, California 90265
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City, state and zip code

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form IO-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

      Due to the unusual complexities involved in the financial statements contained in the Quarterly Report on Form 10-Q as well as significant events occurring within the last few days that had to be included in the disclosure of material litigation matters, the registrant was unable to timely file the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          Joel M. Bennett        310                           456-7799
          (Name)                 (Area Code)              (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                    _X_ Yes _ No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    _X_ Yes _ No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As disclosed in a Current Report on Form 8-K filed on July 28, 2009, the registrant expects that its results of operations will reflect a loss of approximately $475 million for the quarter ended June 30, 2009 as compared to a profit of approximately $6 million for the comparable quarter in 2008.

                               JAKKS Pacific, Inc.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2009               By: /s/ JOEL M. BENNETT
                                        -------------------
                                        Joel M. Bennett, Chief Financial Officer

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescri- bed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

      6. Interactive Data Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File. Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or Rule 202 of Regulation S-T.